Mail Stop 6010

March 31, 2008

Dr. Eugene Seymour
Chief Executive and Financial Officer
NanoViricides, Inc.
135 Wood Street, Suite 205
West Haven, CT 06516

> **Re:** **NanoViricides, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 24, 2008**
> **File Number 333-148471**

Dear Dr. Seymour:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please explain the discrepancy between the number of shares you seek to register in your "Calculation of Registration Fee" table and the number of shares you seek to register in your "Selling Security Holders" table. We note that your "Calculation of Registration Fee" table seeks to register 3,225,000 shares of common stock, while your "Selling Security Holders" table seeks to register 4,750,000 shares of common stock.

Signatures, page 67

2. We note your response to Comment 6 and reissue the comment in part. We note that your chief executive officer and chief financial officer have signed this Form S-1 on behalf of the registrant and in his own capacity, but that the Form S-1 has not been signed

by your controller or principal accounting officer in those capacities as required by Form S-1. Please revise your filing to include the signature of your controller or principal accounting officer. If either Dr. Seymore or Dr. Diwan is also your controller or principal accounting officer, please indicate beneath his signature that he is signing the Form S-1 in the capacity of controller or principal accounting officer.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Peter Campitiello, Esq.
        Tarter Krinsky & Drogin LLP
        1350 Broadway
        New York, NY 10018